UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Theseus U.S. Debt Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

30700 Russell Ranch Rd, Suite 250
Westlake Village, CA 91362

Telephone Number:	(747) 220-6623

Name and Address of Agent for Service of Process:

Steven McClurg
Theseus U.S. Debt Fund 30700 Russell Ranch Rd, Suite 250
Westlake Village, CA 91362

With Copies to:

Timothy A. Spangler Robert A. Robertson Dechert LLP 650 Town Center Drive, Suite 700 Costa Mesa, CA 92626

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES [X]    NO [    ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Westlake Village, State of California, on the 3rd day of July, 2019.

Theseus U.S. Debt Fund

By: /s/ Steven McClurg_
Steven McClurg
President and Chief Executive Officer

Attest:

By: /s/ Michelle Tang_
Michelle Tang Principal Financial and Accounting Officer